Exhibit 99.1

Guardforce AI Announces Expansion into Macau and Malaysia

New Markets Presence to Facilitate Strategic Rollout of Robotics Solutions in the Region

NEW YORK, November 19, 2021 -- Guardforce AI Co., Limited (“Guardforce AI” or the “Company”) (Nasdaq: GFAI, GFAIW), an integrated security solutions provider in Asia, has announced today the establishment of its presence in two new markets within the Asia Pacific region via the merger of Macau GF Robotics Limited (“Macau GF”) and GF Robotics Malaysia Sdn. Bhd. (“Malaysia GF”).

The merger will provide entry into the Macau and Malaysia markets focusing on education, hospitality, retail and corporate sectors, offering immediate growth opportunities. The merger has been approved by the Board of Directors and is expected to be closed by the end of January 2022.

“The Asia Pacific remains an important growth region for Guardforce AI, and fresh on the heels of our recent Singapore headquarters move announcement, we are pleased to announce the expansion into the Macau and Malaysia markets,” commented Terence Yap, Chairman of Guardforce AI. “It’s important to note that Macau is part of the Greater Bay Area, acting as a natural access point to this fast growing region, and Malaysia is the fourth largest economy in Southeast Asia. This strategic move for the Company is important as the region begins its recovery phase. Both locations provide great opportunities for robotics solutions, especially in the education, hospitality, retail, and corporate sectors.”

About Guardforce AI Co., Ltd.

Guardforce AI Co. Ltd. (Nasdaq: GFAI, GFAIW) is a leading integrated security solutions provider that is trusted to protect and transport the high-value assets of public and private sector organizations. Developing and introducing innovative technologies that enhance safety and protection, Guardforce AI helps clients adopt new technologies and operate safely as the Asia Pacific business landscape evolves.

For more information, visit www.guardforceai.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of U.S. federal securities laws. We make such forward-looking statements pursuant to the safe harbor provisions of the U.S. Private Securities Litigation Reform Act, Section 21E of the Securities Exchange Act of 1934, as amended, and other federal securities laws. Forward-looking statements provide our current expectations or forecasts of future events. Forward-looking statements include statements about our expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Words or phrases such as "anticipate," "believe," "continue," "estimate," "expect," "intend," "may," "ongoing," "plan," "potential," "predict," "project," "will" or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. The forward-looking statements contained in this press release are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this press release you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond our control) and assumptions, including the risks described in the reports and other documents we file with the Securities and Exchange Commission. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements. Any forward-looking statement made by us in this press release speaks only as of the date of this press release. We undertake no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Corporate Contact

Yu Hu
Email: yu.hu@guardforceai.com
Phone: (+852) 2838-3500

Media Relations

Patrick Yu
Email: patrick.yu@fleishman.com
Phone: (+852) 2586-7877

Investor Relations

Shannon Devine
Email: GFAI@mzgroup.us
Phone: +1 203-741-8811